Filed pursuant to Rule 424(b)(3)
File No. 333-222379

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 22, 2020, as supplemented)

SIT RISING RATE ETF
18,150,000 Shares

This supplement is to the prospectus (the “Prospectus”) of ETF Managers Group Commodity Trust I (the “Trust”) dated January 22, 2020, which relates to shares (the “Shares”) issued by the Sit Rising Rate ETF (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-222379. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

*      *      *      *      *

Creation and Redemption Transaction Fee

As of the date of this supplement, each reference to the amount of the transaction fee paid by Authorized Participants to compensate the Fund for its expenses in connection with the creation and redemption of Baskets is hereby revised to be $250.

Additionally, the Prospectus is revised as follows:

The table included in the section titled “Breakeven Analysis” is deleted in its entirety and replaced with the following:

Assumed initial selling price per Share	$22.82

Sponsor and CTA Fees(1)	$0.05

Creation Basket Fee(2)	$(0.01)

Estimated Brokerage Fee(3)	$0.02

Rebalancing Costs (0.012%)	$0.003

Other Expenses(4)	$0.18

Interest Income(5)	$(0.33)

Amount of trading income (loss) required for the Fund’s NAV to break even	$0.00

Percentage of initial selling price per Share(6)	0.00%

(1)	The Fund pays the Sponsor a management fee (the “Sponsor Fee”), calculated daily and paid monthly, equal to the greater of 0.15% per annum of its average daily net assets, or $75,000. The Fund also pays Sit a license and services, paid monthly in arrears, in an amount equal to 0.20% per annum of the value of the Fund’s average daily net assets. The amount presented is based on the Fund’s net assets as of November 30, 2019 and incorporates the Sponsor’s contractual agreement to waive its management fee and/or assume Fund expenses (excluding brokerage fees, interest expense, and extraordinary expenses) to cap Total Annual Fund Expenses at 1.00% (see note 6 below).

(2)	Authorized Participants are required to pay a Creation Basket fee of $250 for each order they place to create one or more baskets. An order must be at least one basket, which is 25,000 shares. This breakeven analysis assumes a hypothetical investment in a single share so the Creation Basket fee is $0.01 ($250/$25,000).

(3)	This amount is based on estimated brokerage fees for the Fund calculated on an annualized basis.

(4)	Other Expenses are based on estimated amounts for the twelve-month period beginning on January 1, 2020, including the Sponsor’s contractual agreement to waive its management fee and/or assume Fund expenses (excluding brokerage fees, interest expense, and extraordinary expenses) to cap Total Annual Fund Expenses at 1.00% (see note 6 below). The Sponsor has paid all of the expenses related to the organization of the Fund and offering of the shares in this prospectus.

(5)	The Fund earns interest on its investments and funds it deposits with the futures commission merchant and the custodian, U.S. Treasuries, and money market funds at an estimated interest rate of 1.45%. This is a blended rate based on the rate of interest earned on all of the foregoing as of November 30, 2019. The actual rates may vary and not all assets of the Fund will earn interest.

(6)	The Sponsor has contractually agreed to waive the Sponsor Fee and/or assume the Fund’s Other Expenses (which term excludes brokerage fees, interest expense, and extraordinary expenses) so that the Fund’s Total Annual Fund Expenses do not exceed 1.00% per annum through January 31, 2021. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 1.00% annually, perhaps significantly higher. The Fund may also be responsible for brokerage fees, interest expense, and certain non-recurring or extraordinary fee and expenses.

The date of this prospectus supplement is May 19, 2020